CERENCE INC.

15 Wayside Road

Burlington, MA 01803

August 30, 2019

VIA EDGAR AND FEDEX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara Jacobs and Edwin Kim
Division of Corporate Finance
Office of Information Technologies and Services

Re:	Cerence Inc.
Registration Statement on Form 10-12B
Filed August 21, 2019
File No. 001-39030

Dear Ms. Jacobs and Mr. Kim:

Cerence Inc., a Delaware corporation formerly known as Cerence LLC (the “Company”), hereby submits in electronic form the accompanying changed pages (“Changed Pages”) marked to indicate proposed changes from the Company’s Registration Statement on Form 10 for the Company’s common stock (the “Registration Statement”) as filed with the Securities and Exchange Commission (the “Commission”) on August 21, 2019.

The accompanying Changed Pages reflect proposed responses of the Company to comments received in a letter from the Staff of the Commission (the “Staff”) dated August 29, 2019 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Capitalized terms used in this letter but not otherwise defined have the meanings given to them in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked Changed Pages.

The Company respectfully submits the following as its responses to the Staff:

Form 10 filed August 21, 2019

Information Statement Summary

The Spin-Off, page 1

1.

You disclose that Cerence is expected to incur indebtedness of approximately $425 million under a senior secured term loan facility, of which approximately $387.9 million of the next proceeds will be transferred to Nuance immediately prior the consummation of the Spin-Off. Please disclose this prospective indebtedness and transfer to Nuance on the Information Statement cover page and in the forepart of your Summary.

In response to the Staff’s comment, the Company has revised its disclosure on the Information Statement cover page and page 1.

Securities and Exchange Commission

Division of Corporation Finance

August 30, 2019

Our Company, page 2

2.

You disclose “[w]e estimate that our adjusted backlog as of June 30, 2019 was approximately $1.3 billion, with 50% of revenue expected to be recognized over the next three years. Our adjusted backlog includes backlog of $404.2 million, which consists of $355.4 million of future revenue related to remaining performance obligations and $48.8 million of contractual commitments, which have not been invoiced, and $895.8 million of estimated future revenue from variable forecasted royalties and hosted activity.” Please disclose how you calculated the estimated $895.8 million of future revenue from variable forecasted royalties and hosted activity and explain to us the basis for using estimated variable forecasted royalties and hosted activity as part of adjusted backlog as they are not by nature firm backlog orders. In order to not give undue prominence to this adjusted backlog measure please revise to disclose your firm backlog first and your adjusted backlog measure second. In addition, disclose your view of the reliability of past estimates and forecasts comprising adjusted backlog. See Item 101(c)(1)(viii) of Regulation S-K. Please also revise your disclosure on pages 59 and 75, respectively.

In response to the Staff’s comment, the Company has revised its disclosure on pages 3, 58, 59, 75 and 76.

3.

You reference on page 3 and page 59 that “shipments with Cerence hybrid solutions grew approximately 46% year over year for the nine months ending June 30, 2019.” Please explain how you calculate shipments with Cerence hybrid solutions and provide the absolute shipments for these periods and from your last completed fiscal year.

In response to the Staff’s comment, the Company has revised its disclosure on pages 3 and 59. The Company calculates total shipments by aggregating information provided by its customers and third-party reports of total vehicles shipped worldwide.

Unaudited Pro Forma Combined Balance Sheet

As of June 30, 2019

Notes to Unaudited Pro Forma Combined Financial Data

Note (B), page 57

4.

Adjustment (B) to remove from the pro forma statement of operations the material, nonrecurring costs directly related to the separation should be reflected in your pro forma balance sheet on page 54. See Rule 11-02(b)(6) of Regulation S-X and revise accordingly.

In response to the Staff’s comment, the Company respectfully advises the Staff that accrued nonrecurring expenses directly attributable to the separation were reflected on the balance sheet in accrued expenses and other current liabilities.

* * *

If you have any questions concerning the accompanying pages, please do not hesitate to contact the undersigned at (781) 565-4792 or John C. Kennedy of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3025.

Securities and Exchange Commission

Division of Corporation Finance

August 30, 2019

Sincerely,

/s/ Leanne Fitzgerald

Leanne Fitzgerald
Vice President and Secretary

cc:	Arthur Giterman, Chief Accounting Officer
Nuance Communications, Inc.

John C. Kennedy
Steven J. Williams
David E. Sobel
Paul, Weiss, Rifkind, Wharton & Garrison LLP